FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 7, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Connecting Markets East & West Consolidated Results of Operations Second quarter, year ending March 2018 (US GAAP) Nomura Holdings, Inc. October 2017 © Nomura

OutlinePresentation Executive summary (p. 2-3) Overview of results (p. 4) Business segment results (p. 5) Retail (p. 6-7) Asset Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Funding and liquidity (p. 15)Financial Supplement Consolidated balance sheet (p. 17) Value at risk (p. 18) Consolidated financial highlights (p. 19) Consolidated income (p. 20) Main revenue items (p. 21) Consolidated results: Income (loss) before income taxes by segment and region (p. 22) Segment “Other” (p. 23) Retail related data (p. 24-27) Asset Management related data (p. 28-29) Wholesale related data (p. 30) Number of employees (p. 31)

Executive summary

NOMURA

Highlights: FY2017/18 1H

- **Net revenue and income before income taxes both up YoY**
  - Net revenue: Y712.3bn (+4% YoY), income before income taxes: Y160.5bn (+11% YoY), Net income[1]: Y108.7bn (+1% YoY), ROE[2]: 7.7%, EPS[3]: Y30.2
    - ✓ Strong growth in income before income taxes in Retail and Asset Management driven by improved market conditions

- **Three segment income before income taxes of Y126.8bn (-1% YoY)**
  Roughly flat YoY as Retail and Asset Management offset a slowdown in Fixed Income

Retail
- Market rebound led to improved investor sentiment and stronger revenues from stocks, bonds and investment trusts
- Retail client assets reached quarter-end record high of Y115.2trn

Asset Management
- Investment trust and investment advisory businesses both reported ongoing inflows (Oct 2016 – Sep 2017: +Y3.6trn)
- Record high assets under management combined with gains related to American Century Investments to lift both net revenue and income before income taxes

Wholesale
- Performance declined significantly YoY as Fixed Income revenues were impacted by low volatility and slower client activity
- Equities was roughly flat YoY, while Investment Banking reported stronger revenues in all regions

- **Shareholder returns**
  - Dividend per share: Y9
  - Launch of share buyback program to raise capital efficiency and ensure a flexible capital management policy
    - ✓ Total shares: Upper limit of 70 million shares
    - ✓ Total value: Upper limit of Y50bn
    - ✓ Period: From November 15, 2017, to March 30, 2018

1. *Net income attributable to Nomura Holdings shareholders.*
2. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
3. *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Executive summary

NOMURA

Highlights: FY2017/18 2Q

- **Income before income taxes up both QoQ and YoY**
  - Driven by growth in Asset Management and improved results outside of the three segments
  - Net income down as significant reduction in international income before income taxes led to a higher effective tax rate

- Net revenue:	Y351.5bn	(-3% QoQ; +1% YoY)
- Income before income taxes:	Y83.0bn	(+7% QoQ; +2% YoY)
- Net income[1]:	Y51.9bn	(-9% QoQ; -15% YoY)
- ROE[2]:	7.3%	(1Q: 8.1%; FY2016/17 2Q: 9.3%)
- EPS[3]:	Y14.45	(1Q: Y15.77; FY2016/17 2Q: Y16.68)

- **Three segment total income before income taxes roughly unchanged QoQ at Y63bn**
  Asset Management offset slower performance in Wholesale

Retail
- Net revenue and income before income taxes flat QoQ
- Net inflows and other factors helped lift client assets in discretionary investments and investment trusts; Recurring revenue cost coverage ratio increased to 28%

Asset Management
- Assets under management at record high for fourth straight quarter
- Income before income taxes was strongest since year ended March 2002 as asset management fees rose and gains were booked related to American Century Investments

Wholesale
- Fixed Income net revenue impacted by low volatility and slower client activity
- Continued to control costs but unable to offset revenue decline, resulting in QoQ decline in income before income taxes

Income before income taxes and net income[1]



Firmwide
(billions of yen)
Income before income taxes
Net income
62.8
81.8
95.9
82.3
77.4
83.0
46.8
61.2
70.3
61.3
56.9
51.9
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q



Three segment income before income taxes
Wholesale
Asset Management
Retail
67.5
61.1
87.4
62.6
63.8
63.0
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q

1. Net income attributable to Nomura Holdings shareholders.
2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income attributable to Nomura Holdings shareholders per share.

3

Overview of resultsHighlights(billions of yen, except EPS and ROE)FY2017/18 FY2017/18QoQ YoY YoY2Q 1HNet revenue 351.5 -3% +1% 712.3 +4% Non-interest expenses 268.5 -5% +1% 551.8 +2% Income before income taxes 83.0 +7% +2% 160.5 +11% Net income1 51.9 -9% -15% 108.7 +1%EPS2 Y14.45 -8% -13% Y30.20 +3%ROE3 7.3% 7.7%1. Net income attributable to Nomura Holdings shareholders.2. Diluted net income attributable to Nomura Holdings shareholders per share. 43. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment resultsNet revenue and income before income taxes(billions of yen) FY2017/18 FY2017/18QoQ YoY YoY2Q 1HNet revenue Retail 101.8 +0.1% +18% 203.5 +20% Asset Management 35.4 +26% +66% 63.5 +35% Wholesale 159.0 -11% -12% 338.3 -9% Subtotal 296.2 -4% +3% 605.3 +3% Other * 52.6 +2% +1% 104.3 +4% Unrealized gain (loss) on investments in equity securities held for operating purposes 2.7—-64% 2.7 -Net revenue 351.5 -3% +1% 712.3 +4%Income Retail 25.5 +3% +77% 50.4 +119% before Asset Management 20.5 +51% +175% 34.0 +73% income taxes Wholesale 17.0 -33% -57% 42.3 -51% Subtotal 63.0 -1% +3% 126.8 -1% Other * 17.3 +27% +32% 30.9 +64% Unrealized gain (loss) on investments in equity securities held for operating purposes 2.7—-64% 2.7 -Income before income taxes 83.0 +7% +2% 160.5 +11%*Additional information on “Other” (2Q)ï® Gain on changes to own and counterparty credit spread relating to Derivatives (Y1.4bn)5

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2016/17			FY2017/18		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	86.2	101.3	103.2	101.7	**101.8**	+0.1%	+18%
Non-interest expenses	71.8	75.4	77.4	76.8	**76.2**	-1%	+6%
Income before income taxes	14.4	25.9	25.8	24.9	**25.5**	+3%	+77%

Key points

- Net revenue: Y101.8bn (+0.1% QoQ; +18% YoY)
- Income before income taxes: Y25.5bn (+3% QoQ; +77% YoY)
- Net revenue and income before income taxes roughly flat QoQ
  - Uptick in primary stock sales and bond trading; Slowdown in investment trusts compared to strong 1Q
- Retail client assets at quarter-end record high (Y115.2trn) driven by market rally
- Client franchise

	Sep / 2Q	Jun / 1Q
Client franchise		
- Retail client assets	Y115.2trn	Y111.9trn
- Accounts with balance	5.33m	5.34m
- NISA accounts opened (accumulated)[1]	1.62m	1.61m
- Net inflows of cash and securities[2]	-Y77.8bn	-Y115.0bn

Total sales[3]



(billions of yen)
Stocks
Bonds
Investment trusts
Discretionary investments, Insurance products
4,000
3,000
2,000
1,000
0
FY2016/17
FY2017/18
2Q
3Q
4Q
1Q
2Q

Total sales[3] up 7% QoQ

- Stocks: +13% QoQ
  - Large offerings lifted sales of primary stocks (primary stock subscriptions[4] : Y316.8bn; 4.9x QoQ)
- Investment Trusts: -4% QoQ
  - Robust sales of investment trusts continued with inflows into products investing in high growth potential areas and low risk assets
- Bonds: Y521.3bn; +11% QoQ
  - Sales growth driven by JGBs for individual investors, foreign bonds and subordinated bonds
- Sales of discretionary investments and insurance increased 2% QoQ

1. Including Junior NISA.
2. Cash and securities inflows minus outflows, excluding regional financial institutions.
3. Retail channels only.
4. Retail channels, Net & Call, and Hotto Direct.

6

Retail: Successfully growing client assets and increasing recurring revenue

NOMURA

Recurring revenue



(billions of yen)
Recurring revenue (annualized, adjusted basis)
Recurring revenue cost coverage ratio (rhs)
100.0
80.0
60.0
40.0
20.0
30%
20%
10%
0%
25%
25%
25%
26%
28%
71.0
74.0
78.6
80.9
84.4
FY2016/17
FY2017/18
2Q
3Q
4Q
1Q
2Q

- Annualized recurring revenue increased to Y84.4bn
  - Net inflows and other factors helped lift client assets in discretionary investments and investment trusts; Recurring revenue cost coverage ratio increased to 28%

	Sep / 2Q	Jun/1Q
Recurring revenue	Y21.3bn	Y20.2bn
– Investment trust net inflows[1]	Y19.7bn	Y48.0bn
– Discretionary investment net inflows[1]	Y27.6bn	Y20.7bn
Sales of insurance products[2]	Y39.3bn	Y40.5bn

Investment trust asset under management



(trillions of yen)
(billions of yen)
Stock investment trusts and foreign investment trusts AuM
Investment trust sales (rhs, Retail channels only)
12.0
8.0
4.0
0.0
1,000.0
500.0
0.0
9.4
10.0
10.1
10.3
10.6
570.5
633.0
721.9
754.9
724.9
FY2016/17
FY2017/18
Sep / 2Q
Dec / 3Q
Mar / 4Q
Jun / 1Q
Sep / 2Q

Discretionary investment asset under management



(billions of yen)
Quarterly discretionary investment net inflows[1]
2,500
2,000
1,500
1,000
2,269.1
63.9
2,399.7
42.6
2,430.7
48.2
2,509.1
20.7
2,557.9
27.6
FY2016/17
FY2017/18
Sep / 2Q
Dec / 3Q
Mar / 4Q
Jun / 1Q
Sep / 2Q

1. *Retail channels and Japan Wealth Management Group.*
2. *Retail channels only.*

7

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2016/17			FY2017/18		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	21.3	28.9	23.3	28.1	**35.4**	+26%	+66%
Non-interest expenses	13.8	14.9	14.6	14.5	**15.0**	+3%	+8%
Income before income taxes	7.4	14.0	8.7	13.6	**20.5**	+51%	+175%

Assets under management (net)[1]


(trillions of yen)
Investment trust business
Investment advisory business
38.5
13.1
25.4
43.2
14.6
28.6
44.4
14.8
29.5
46.1
15.3
30.8
48.0
15.9
32.1
FY2016/17
FY2017/18
Sep
Dec
Mar
Jun
Sep

Key points

- Net revenue: Y35.4bn (+26% QoQ; +66%YoY)
- Income before income taxes: Y20.5bn (+51% QoQ; +175% YoY)
  - Assets under management at record high for fourth straight quarter, boosted by market factors and inflows into ETFs and other products
  - Income before income taxes strongest since year ended March 2002 as asset management fees rose and gains booked related to American Century Investments

Investment trust business

- Continued inflows into ETFs and privately placed funds for regional financial institutions
- Inflows into publicly offered stock funds (excl. ETFs) such as the Nomura India Investment Fund and bond funds that have delivered steady performance

Top publicly offered stock funds (excl. ETFs) by inflows in 2Q

- Nomura India Investment Fund: Y101.8bn
- Nomura PIMCO World Income Strategy Fund Course A: Y90.1bn

Investment advisory and international businesses

- Inflows into public and private pension funds driven partly by strengthening product offering to meet client needs amid low interest rate environment in Japan
- Internationally, we booked continued inflows into high yield products

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square*

8

Asset Management: Diversifying revenueFlow of funds1(billions of yen) Investment trust business Investment advisory business 1,500 1,284 1,132 315 982 1,000 95 96 500 349 1,038 230 969 886 6 344 316 0 -86 -500-1,000FY2016/17 FY2017/182Q 3Q 4Q 1Q 2QFlow of funds in investment trust business1(billions of yen) MRFs, MMFs, etc.Investment trust business Other investment trusts (excl. ETFs) ETF 1,500 (excl. ETFs)1,203 1,000 906 759 477 500 279 183 0 132-233 -19 -500 -471 -1,000FY2016/17 FY2017/182Q 3Q 4Q 1Q 2Q1. Based on assets under management (net). 2. Source: The Investment Trusts Association, Japan.Nomura Asset Management public investment trust market share227.0% 26.4% 26.2% 25.7% 25.4%25.0%24.2%23.0%21.0%FY2016/17 FY2017/18 Sep Dec Mar Jun SepBank channel AuM growth Steady growth in bank channel AuM Regional bank AuM (Note: Indexed, Sep 2016 AuM=100) driven by steady product 135 performance and strengthening of 120 126 117 sales approach to deliver solutions 100 matched to client needs Number of Nomura Asset Management products distributed by regional banks is increasing and AuM in regional bank channel Sep Dec Mar Jun Sep increased 35% in the past year 2016 2017 9

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)

	FY2016/17			FY2017/18		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	156.1	173.0	143.5	154.2	**136.1**	-12%	-13%
Investment Banking	23.8	24.2	27.7	25.1	**22.9**	-9%	-4%
Net revenue	179.9	197.3	171.2	179.3	**159.0**	-11%	-12%
Non-interest expenses	140.6	149.9	143.1	154.0	**142.0**	-8%	+1%
Income before income taxes	39.3	47.4	28.1	25.4	**17.0**	-33%	-57%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
55.9
39.4
26.1
58.5
64.8
39.6
34.3
58.6
53.3
49.4
17.7
50.8
55.3
44.4
22.9
56.7
48.3
30.8
24.3
55.6
Americas
EMEA
AEJ
Japan
FY2016/17
FY2017/18
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y159.0bn (-11% QoQ; -12% YoY)
- Income before income taxes: Y17.0bn (-33% QoQ; -57% YoY)

- Net revenue down QoQ
  - Fixed Income net revenue affected by low volatility and subdued client activity; Equities net revenue roughly flat QoQ
  - Investment Banking booked stronger revenues in ECM and DCM, while other businesses such as M&A were softer QoQ
- Expenses declined with focus on pay for performance and a drop in deferred compensation, which was predominately booked in last quarter results

Net revenue by region (QoQ; YoY)

- Japan: Y55.6bn (-2%; -5%)
  - Net revenue was roughly unchanged QoQ with revenues up in Equities and Investment Banking, but down in Fixed Income driven by Rates and Credit

- Americas: Y48.3bn (-13%; -14%)
  - Weaker performance in Fixed Income due primarily to Rates
  - Equities and Investment Banking slowed from strong previous quarter

- EMEA: Y30.8bn (-31%; -22%)
  - Weaker performance in Fixed Income due primarily to Rates

- AEJ: Y24.3bn (+6%; -7%)
  - Global Markets net revenue increased QoQ driven by Credit and Equities

10

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
156.1
173.0
143.5
154.2
136.1
56.5
55.8
57.0
58.5
57.8
99.6
117.3
86.5
95.7
78.3
FY2016/17
FY2017/18
2Q
3Q
4Q
1Q
2Q
QoQ -12%
YoY -13%

FY2017/18 2Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y136.1bn (-12% QoQ; -13% YoY)
  - Net revenue declined QoQ as client activity remained subdued amid muted market volatility

<u>Fixed Income</u>

- Net revenue: Y78.3bn (-18% QoQ; -21% YoY)
  - Solid performance in Credit, but marked slowdown in Rates mainly in EMEA and Americas led to QoQ decline in net revenue

<u>Equities</u>

- Net revenue: Y57.8bn (-1% QoQ; +2% YoY)
  - Net revenue flat QoQ with resilient performance in Cash primarily in AEJ offset a slower quarter in Derivatives

- Americas: Fixed Income revenues declined on a slowdown in Rates, while lower client activity in Equities led to a decline in both Cash and Derivatives revenues
- EMEA: Revenues were down QoQ driven by significant slowdown in Rates
- AEJ: In Fixed Income, Credit improved and Emerging Markets delivered steady revenues, while Equities revenues increased as Cash offset a slowdown in Derivatives
- Japan: Fixed Income revenues impacted by subdued Rates and Credit despite uptick in FX; Equities revenues increased on the back of growth in revenue from primary deals

11

Wholesale: Investment Banking

NOMURA

Cross-border M&A

Net revenue



Investment Banking (gross)
(billions of yen)
42.2
41.7
50.2
45.4
43.5
Investment Banking
23.8
24.2
27.7
25.1
22.9
QoQ -9%
YoY -4%
FY2016/17
FY2017/18
2Q
3Q
4Q
1Q
2Q

Key points

- Net revenue: Y22.9bn (-9% QoQ; -4% YoY)
- Gross revenue: Y43.5bn (-4% QoQ; +3% YoY)
  - ECM and DCM revenues increased QoQ, while other products such as M&A had a slower quarter
  - Japan revenues were flat YoY, but international revenues increased
  - Japan
    - ✓ Net revenue increased QoQ on large ECM transactions and demand for bond issuances amid low interest environment
    - ✓ Ranked #1 in Japan ECM, DCM (straight bonds) and Japan-related M&A league tables[1]
  - International
    - ✓ Although softer QoQ, revenues were driven by DCM and Leveraged Finance transactions

1H revenues up YoY in all regions as revenue mix diversifies



1H gross revenue
(billions of yen)
+17%
88.9
75.9
+25%
Japan
Inter-national
FY16/17 1H
FY17/18 1H

ECM / DCM

- Multiple high-profile transactions

Japan Post Holdings Global PO (Y1.3trn)	**ANA Holdings** Euro-Yen CB (Y143.5bn)
Asahi Group Holdings Euro denominated bond offering (€1.2bn)	**CaixaBank**(Spain) Senior bond (€1.3 bn)

M&A (incl. advisory) / Multi-products

- Winning cross-border mandates
- Contribution from products related to M&A

Advisor for **Toshiba**'s sale of Toshiba Memory to a consortium led by Bain Capital (Y2trn)	Advisor for **Bain Capital** and **Goldman Sachs**'s sale of Carver Korea (South Korea) to Unilever(UK) ($2.7 bn)
Advisor and financing for **CDPQ**'s (Canada) acquisition of Sebia (France) (M&A: Undisclosed / ALF:€1.0 bn)	Advisor for **FEMSA**'s(Mexico) sale Of Heineken shares (€2.5 bn)
Advisor and financing for **Medipal Holdings**' acquisition of JCR Pharmaceuticals / Euro-Yen CB (M&A:Y21.2bn/ ECM:Y31.5bn)	Advisor and financing for **Cinven**(UK) and **Bain Capital**'s acquisition of Stada Arzneimittel (Germany) (M&A:€6.4bn / ALF: € 3.2bn)

12

1. *Source: ECM / M&A: Thomson Reuters; DCM: Thomson DealWatch Japan All Debt (including self-funded); Jan – Sep 2017*

Non-interest expensesFull year Quarter(billions of yen) (billions of yen)400 1,5001,230.5 Other1,080.4 283.4 300 265.2 272.7 268.5 266.8 Business development 1,000 expenses Occupancy and related 200 depreciation Information processing and communications 500 Commissions and floor 100 brokerage Compensation and benefits0 0 FY2016/17 FY2017/18 FY2015/16 FY2016/17 QoQ2Q 3Q 4Q 1Q 2QCompensation and benefits 574.2 496.4 128.0 127.6 114.9 136.2 122.0 -10.4% Commissions and floor brokerage 123.9 94.5 22.9 23.0 24.5 23.8 25.2 6.2%Inf ormation processing and communications 189.9 175.3 41.6 42.2 47.3 44.6 47.3 6.0%Occupancy and related depreciation 78.4 69.8 16.8 16.9 17.9 17.1 17.2 0.9% Business development expenses 35.9 35.1 6.9 8.8 11.1 8.4 7.8 -7.0% Other 228.2 209.3 49.1 54.2 51.1 53.3 48.9 -8.3% Total 1,230.5 1,080.4 265.2 272.7 266.8 283.4 268.5 -5.3%Key points Non-interest expenses: Y268.5bn (-5% QoQ)- Compensation and benefits                (-10% QoQ)    Focus on pay for performance and drop off in expenses related to deferred compensation, which were mostly booked last quarter- Information processing and communications (+6% QoQ)    Primarily due to an increase in expenses related to system integration- Other (-8% QoQ)    Decline in expenses at consolidated subsidiaries13

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2017	Jun 2017	Sep 2017
■ Total assets	Y42.9trn	Y44.5trn	Y44.1trn
■ Shareholders' equity	Y2.8trn	Y2.8trn	Y2.8trn
■ Gross leverage	15.4x	15.6x	15.6x
Net leverage[1]	8.6x	9.2x	9.0x
■ Level 3 assets[2] (net)	Y0.4trn	Y0.4trn	Y0.4trn
■ Liquidity portfolio	Y5.0trn	Y4.8trn	Y4.9trn

(billions of yen)

Basel 3 basis	Mar 2017	June 2017	Sep[2] 2017
Tier 1 capital	2,690	2,750	2,741
Tier 2 capital	110	101	93
Total capital	2,799	2,852	2,834
RWA	13,978	14,381	14,873
Tier 1 capital ratio	19.2%	19.1%	18.4%
CET 1 capital ratio[3]	18.2%	18.1%	17.4%
Consolidated capital adequacy ratio	20.0%	19.8%	19.0%
Consolidated leverage ratio[4]	4.63%	4.55%	4.57%
HQLA[5]	Y4.5trn	Y4.3trn	Y4.1trn
LCR[5]	180.0%	186.1%	179.7%

RWA and CET 1 capital ratio[3]


(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
18.0%
17.7%
18.2%
18.1%
17.4%
17.1%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2016/17
FY2017/18
Sep
Dec
Mar
Jun
Sep
Fully loaded Basel 3 2019 applied to balance sheet at end Sep (estimate)

Level 3 assets[2] and net level 3 assets/Tier 1 capital


(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital
800
600
400
200
0
16%
18%
17%
16%
16%
30%
20%
10%
0%
FY2016/17
FY2017/18
Sep
Dec
Mar
Jun
Sep

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.
2. Sep 2017 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

14

NOMURA

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.9trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of September 2017)


Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding


Short-term debt 14%
Long-term debt due within 1yr, 7%
Long-term debt, 79% Average maturity 5.3 years[3]
International 26%
Japan 74%
Loans (incl. subordinated)
Euro MTN/Yen, retail bonds, etc.
Euro MTN/Other, wholesale bonds, etc.
Bank lending market
Retail market
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. *Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.*
2. *Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.*
3. *Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.*

15

Financial Supplement

Consolidated balance sheet(billions of yen) Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase 2017 2017 (Decrease) 2017 2017 (Decrease)Assets LiabilitiesTotal cash and cash deposits 2,972 3,141 169 Short-term borrowings 543 632 89 Total payables and deposits 3,708 3,927 218 Total loans and receivables 3,097 3,175 77 Total collateralized financing 19,061 19,200 139 Trading liabilities 8,192 8,543 351 Total collateralized agreements 18,730 18,578 -151 Other liabilities 1,309 1,256 -53Long-term borrowings 7,195 7,656 460 Total trading assets1 and private 15,192 16,373 1,181 Total liabilities 40,008 41,213 1,205 equity investmentsTotal other assets 2,860 2,838 -22 EquityTotal NHI shareholders’ equity 2,790 2,836 46Noncontrolling interest 54 56 2Total assets 42,852 44,106 1,254 Total liabilities and equity 42,852 44,106 1,254171. Including securities pledged as collateral.

Value at risk Definition From April 1, 2017, to September 30, 2017 (billions of yen) 99% confidence level Maximum: 4.3 1-day time horizon for outstanding portfolio Minimum: 3.0 Inter-product price fluctuations considered Average: 3.7(billions of yen)FY2015/16 FY2016/17 FY2016/17 FY2017/18 Mar Mar Sep Dec Mar Jun Sep Equity 0.9 0.7 0.9 1.4 0.7 0.9 0.8 Interest rate 3.8 2.7 3.2 2.9 2.7 2.5 3.0 Foreign exchange 0.8 1.7 1.7 3.7 1.7 1.8 2.1 Sub-total 5.5 5.0 5.8 8.0 5.0 5.2 5.9 Diversification benefit -2.0 -1.7 -1.9 -3.1 -1.7 -1.7 -1.7 VaR 3.5 3.3 3.9 4.9 3.3 3.5 4.318

Consolidated financial highlightsFull year(billions of yen)8.7%300 9%Net income attributable toNomura Holdings, 200 4.9% 6% Inc. (‘‘NHI’’) shareholders 239.6 ROE(%) 100 3% 131.60 0%FY2015/16 FY2016/17Net revenue 1,395.7 1,403.2Income before income taxes 165.2 322.8 Net income attributable to Nomura Holdings, Inc.131.6 239.6 (“NHI”) shareholders Total NHI shareholders’ equity 2,700.2 2,789.9ROE (%)1 4.9% 8.7% Basic-Net income attributable to NHI36.53 67.29 shareholders per share (yen) Diluted-Net income attributable to NHI35.52 65.65 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 748.32 790.701. Quarterly ROE is calculated using annualized year-to-date net income.Quarter(billions of yen) 8.7%100 8.6% 9%8.1% 8.1%7.7%806% 604070.361.3 3%61.2 56.9 51.9 200 0%FY2016/17 FY2017/182Q 3Q 4Q 1Q 2Q347.0 368.6 349.1 360.8 351.581.8 95.9 82.3 77.4 83.061.2 70.3 61.3 56.9 51.9 2,639.4 2,807.2 2,789.9 2,847.0 2,836.28.1% 8.6% 8.7% 8.1% 7.7%17.10 19.89 17.38 16.07 14.7016.68 19.44 17.00 15.77 14.45742.39 796.79 790.70 802.63 813.57 19

Consolidated incomeFull year Quarter(billions of yen) FY2016/17 FY2017/18 FY2015/16 FY2016/172Q 3Q 4Q 1Q 2QRevenueCommissions 432.0 327.1 74.6 86.3 90.0 91.0 85.3 Fees from investment banking 118.3 92.6 23.4 23.7 28.2 22.7 27.1 Asset management and portfolio service fees 229.0 216.5 52.1 55.1 56.6 58.3 61.2 Net gain on trading 354.0 475.6 118.8 108.4 108.3 120.5 88.4 Gain on private equity investments 13.8 1.4 -0.4 0.6 1.2 0.4 -0.3 Interest and dividends 440.1 441.0 108.9 117.4 108.2 134.4 141.6 Gain (loss) on investments in equity securities -20.5 7.7 7.7 12.9 -2.8 0.1 3.1 Other 156.5 153.6 41.1 39.5 37.4 40.6 56.0 Total revenue 1,723.1 1,715.5 426.1 443.9 427.1 467.9 462.4 Interest expense 327.4 312.3 79.1 75.2 78.0 107.1 110.9 Net revenue 1,395.7 1,403.2 347.0 368.6 349.1 360.8 351.5 Non-interest expenses 1,230.5 1,080.4 265.2 272.7 266.8 283.4 268.5 Income before income taxes 165.2 322.8 81.8 95.9 82.3 77.4 83.0 Net income attributable to NHI shareholders 131.6 239.6 61.2 70.3 61.3 56.9 51.920

Main revenue itemsFull year QuarterFY2016/17 FY2017/18 (billions of yen) FY2015/16 FY2016/172Q 3Q 4Q 1Q 2QStock brokerage commissions 275.0 210.0 47.0 57.5 57.1 57.0 54.6 Other brokerage commissions 23.3 15.1 3.4 4.3 3.0 3.4 3.2Commissions Commissions for distribution of investment trusts 89.5 75.1 17.6 19.1 22.6 23.2 20.9Other 44.2 26.9 6.6 5.4 7.3 7.3 6.6 Total 432.0 327.1 74.6 86.3 90.0 91.0 85.3Equity underwriting and distribution 56.7 22.4 6.9 5.8 6.9 3.5 10.5 Bond underwriting and distribution 12.9 16.9 3.2 4.2 6.6 3.6 4.4Fees from M&A / Financial advisory fees 33.1 34.4 9.6 9.6 5.7 8.3 8.2investment bankingOther 15.6 18.9 3.6 4.1 9.0 7.3 4.0 Total 118.3 92.6 23.4 23.7 28.2 22.7 27.1Asset management Asset management fees 164.4 148.7 35.5 38.0 39.0 39.9 42.5 and portfolio service Administration fees 45.7 50.2 12.3 12.8 13.1 14.0 14.3 fees Custodial fees 19.0 17.6 4.3 4.3 4.5 4.4 4.4 Total 229.0 216.5 52.1 55.1 56.6 58.3 61.221

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2016/17 2Q	3Q	4Q	FY2017/18 1Q	2Q
Retail	127.6	74.8	14.4	25.9	25.8	24.9	**25.5**
Asset Management	36.7	42.3	7.4	14.0	8.7	13.6	**20.5**
Wholesale	15.4	161.4	39.3	47.4	28.1	25.4	**17.0**
Three business segments total	179.7	278.6	61.1	87.4	62.6	63.8	**63.0**
Other	6.1	37.6	13.1	-3.8	22.6	13.6	**17.3**
Segments total	185.8	316.2	74.2	83.5	85.1	77.4	**80.3**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.7	6.6	7.6	12.4	-2.8	0.0	**2.7**
Income (loss) before income taxes	165.2	322.8	81.8	95.9	82.3	77.4	**83.0**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2016/17 2Q	3Q	4Q	FY2017/18 1Q	2Q
Americas	-32.0	50.0	6.9	17.4	10.4	7.9	**-1.5**
Europe	-67.4	14.4	7.9	2.1	8.8	2.2	**-1.4**
Asia and Oceania	19.8	23.7	8.3	11.9	-2.5	5.3	**3.7**
Subtotal	-79.6	88.1	23.2	31.4	16.7	15.5	**0.9**
Japan	244.8	234.7	58.6	64.6	65.6	62.0	**82.2**
Income (loss) before income taxes	165.2	322.8	81.8	95.9	82.3	77.4	**83.0**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2017). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Segment “Other”Income (loss) before income taxesFull year Quarter(billions of yen)50.040.0 37.6 30.0 22.6 20.0 13.6 17.3 13.1 10.0 6.1 0.0-10.0 -3.8 12 1234 5FY2016/17 FY2017/18 FY2015/16 FY2016/172Q 3Q 4Q 1Q 2QNet gain (loss) related to economic6.4 -7.3 -4.1 -15.9 0.8 -0.7 0.6 hedging transactions Realized gain on investments in equity0.2 1.1 0.1 0.4 0.0 0.0 0.3 securities held for operating purposes Equity in earnings of affiliates 32.7 32.3 10.9 11.0 9.4 7.0 8.4 Corporate items -52.3 -6.4 -5.3 -0.8 3.9 0.2 1.6 Others 19.2 17.9 11.5 1.5 8.5 7.0 6.4 Income (loss) before income taxes 6.1 37.6 13.1 -3.8 22.6 13.6 17.323

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2015/16	FY2016/17	FY2016/17			FY2017/18		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	220.3	171.8	38.9	47.1	47.5	47.3	**43.8**	**-7.4%**	**12.5%**
Of which, brokerage commission	78.9	62.8	12.4	19.8	17.6	18.0	**17.2**	**-4.3%**	**38.9%**
Of which, commissions for distribution of investment trusts	93.6	82.3	20.0	21.1	23.6	23.7	**21.3**	**-9.9%**	**6.7%**
Sales credit	86.4	85.3	19.9	23.0	23.8	24.5	**25.7**	**4.9%**	**29.2%**
Fees from investment banking and other	35.9	27.3	5.9	8.4	8.7	5.8	**7.5**	**29.0%**	**26.6%**
Investment trust administration fees and other	85.3	81.8	20.0	20.6	21.3	22.3	**23.0**	**3.2%**	**15.4%**
Net interest revenue	7.8	8.3	1.5	2.3	1.9	1.8	**1.8**	**1.2%**	**20.2%**
Net revenue	435.6	374.4	86.2	101.3	103.2	101.7	**101.8**	**0.1%**	**18.1%**
Non-interest expenses	308.0	299.6	71.8	75.4	77.4	76.8	**76.2**	**-0.7%**	**6.3%**
Income before income taxes	127.6	74.8	14.4	25.9	25.8	24.9	**25.5**	**2.6%**	**77.3%**
Domestic distribution volume of investment trusts[1]	5,644.9	3,376.3	794.2	908.2	912.2	944.0	**886.0**	**-6.1%**	**11.6%**
Bond investment trusts	1,094.0	0.2	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	3,656.3	2,955.3	686.9	801.6	826.2	860.5	**790.8**	**-8.1%**	**15.1%**
Foreign investment trusts	894.6	420.8	107.3	106.5	86.0	83.5	**95.2**	**14.0%**	**-11.3%**
Other									
Accumulated value of annuity insurance policies	2,806.4	2,941.5	2,881.7	2,912.7	2,941.5	2,975.3	**3,006.2**	**1.0%**	**4.3%**
Sales of JGBs for individual investors (transaction base)	425.9	1,129.9	76.1	277.5	602.8	89.1	**120.2**	**34.8%**	**57.9%**
Retail foreign currency bond sales	1,205.0	1,131.2	244.7	407.7	293.6	328.0	**349.9**	**6.7%**	**42.9%**

1. *Excluding Net & Call and Hotto Direct.*

24

Retail related data (2)Retail client assets(trillions of yen)120 111.9 115.2 Other 107.7 108.0 107.7 100.6 99.1 Foreign investment 100 trusts Bond investment 80 trusts Stock investment 60 trusts Domestic bonds 40Foreign currency 20 bonds Equities0FY2015/16 FY2016/17 FY2016/17 FY2017/18 Mar Mar Sep Dec Mar Jun Sep Equities 60.2 66.3 59.6 66.7 66.3 69.9 72.4 Foreign currency bonds 5.6 6.0 5.5 6.0 6.0 6.1 6.4 Domestic bonds1 11.7 11.7 11.7 11.5 11.7 11.5 11.6 Stock investment trusts 8.6 8.8 8.1 8.7 8.8 9.1 9.3 Bond investment trusts 7.3 7.3 6.7 7.6 7.3 7.6 7.5 Foreign investment trusts 1.4 1.3 1.3 1.3 1.3 1.3 1.3 Other2 5.8 6.4 6.2 6.2 6.4 6.4 6.7 Total 100.6 107.7 99.1 108.0 107.7 111.9 115.21. Including CBs and warrants. 252. Including annuity insurance.

Retail related data (3)Net inflows of cash and securities1Full year Quarter(billions of yen) (billions of yen)1,000 1,000500 500319 48 0 0-43 -78 -115 -306 -338 -500 -500FY2016/17 FY2017/18 FY2015/16 FY2016/172Q 3Q 4Q 1Q 2Q1. Cash and securities inflows minus outflows, excluding regional financial institutions. 26

Retail related data (4)Number of accounts (thousands) FY2015/16 FY2016/17 FY2016/17 FY2017/18 Mar Mar Sep Dec Mar Jun SepAccounts with balance 5,389 5,363 5,384 5,383 5,363 5,342 5,328Equity holding accounts 2,827 2,836 2,856 2,839 2,836 2,821 2,832 Nomura Home Trade1 / 4,350 4,456 4,403 4,427 4,456 4,361 4,295 Net & Call accountsNew Individual accounts / IT shareFull year QuarterFY2016/17 FY2017/18 (thousands) FY2015/16 FY2016/17 2Q 3Q 4Q 1Q 2Q New individual accounts 336 231 57 55 65 52 53IT share2No. of orders 58% 57% 58% 56% 57% 58% 60% Transaction value 36% 34% 35% 33% 35% 35% 38%1. Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q. 272. Percentage of cash stock transactions conducted via Nomura Home Trade.

Asset Management related data (1)Full year QuarterFY2016/17 FY2017/18(billions of yen) FY2015/16 FY2016/17 QoQ YoY2Q 3Q 4Q 1Q 2QNet revenue 95.4 99.4 21.3 28.9 23.3 28.1 35.4 26.1% 66.5% Non-interest expenses 58.7 57.1 13.8 14.9 14.6 14.5 15.0 2.9% 8.0% Income before income taxes 36.7 42.3 7.4 14.0 8.7 13.6 20.5 50.8% 175.4%Assets under management by company(trillions of yen) FY2015/16 FY2016/17 FY2016/17 FY2017/18 Mar Mar Sep Dec Mar Jun Sep Nomura Asset Management 43.5 47.4 41.5 46.3 47.4 48.9 50.7 Nomura Funds Research and Technologies 3.1 2.8 2.8 2.9 2.8 2.9 2.9 Nomura Corporate Research and Asset Management 1.6 2.4 1.8 2.1 2.4 2.6 2.8 Assets under management (gross) 1 48.2 52.6 46.0 51.4 52.6 54.4 56.4 Group company overlap 8.1 8.3 7.5 8.2 8.3 8.4 8.4 Assets under management (net) 2 40.1 44.4 38.5 43.2 44.4 46.1 48.01. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.                282. Net after deducting duplications from assets under management (gross).

Asset Management related data (2)Asset inflows/outflows by business1Full year QuarterFY2016/17 FY2017/18 (billions of yen) FY2015/16 FY2016/172Q 3Q 4Q 1Q 2QInvestment trusts business 2,717 1,590 6 1,038 969 316 886 of which ETFs 2,339 1,934 477 279 1,203 183 906 Investment advisory business 2,038 584 344 95 315 -86 96 Net asset inflow 4,755 2,174 349 1,132 1,284 230 982Domestic public investment trust market and Nomura Asset Management market share2FY2015/16 FY2016/17 FY2016/17 FY2017/18(trillions of yen)Mar Mar Sep Dec Mar Jun Sep Domestic public stock investment trusts Market 78.6 85.9 77.1 83.0 85.9 88.0 92.1Nomura Asset Management share (%) 21% 23% 21% 22% 23% 24% 24%Domestic public bond investment trustsMarket 13.9 12.8 11.7 13.6 12.8 13.4 13.1Nomura Asset Management share (%) 46% 44% 44% 44% 44% 43% 42%ETFMarket 15.8 23.3 17.3 20.3 23.3 24.8 27.5Nomura Asset Management share (%) 48% 45% 45% 46% 45% 45% 45%1. Based on assets under management (net). 292. Source Investment Trusts Association, Japan.

Wholesale related dataFull year Quarter(billions of yen) FY2016/17 FY2017/18FY2015/16 FY2016/17 QoQ YoY2Q 3Q 4Q 1Q 2QNet revenue 720.3 739.3 179.9 197.3 171.2 179.3 159.0 -11.4% -11.6% Non-interest expenses 704.9 577.8 140.6 149.9 143.1 154.0 142.0 -7.8% 1.0% Income before income taxes 15.4 161.4 39.3 47.4 28.1 25.4 17.0 -33.0% -56.7%Breakdown of Wholesale revenuesFull year Quarter(billions of yen) FY2016/17 FY2017/18FY2015/16 FY2016/17 QoQ YoY2Q 3Q 4Q 1Q 2QFixed Income 275.2 411.3 99.6 117.3 86.5 95.7 78.3 -18.2% -21.4% Equities 325.1 231.9 56.5 55.8 57.0 58.5 57.8 -1.3% 2.3% Global Markets 600.3 643.1 156.1 173.0 143.5 154.2 136.1 -11.8% -12.8% Investment Banking1 120.0 96.1 23.8 24.2 27.7 25.1 22.9 -8.7% -3.7% Net revenue 720.3 739.3 179.9 197.3 171.2 179.3 159.0 -11.4% -11.6%Investment Banking (gross)1 205.7 167.8 42.2 41.7 50.2 45.4 43.5 -4.1% 3.1%301. Past figures for Investment Banking and Investment Banking (gross) have been reclassified from FY2016/17 2Q in line with revised disclosure method.

Number of employeesFY2015/16 FY2016/17 FY2016/17 FY2017/18 Mar Mar Sep Dec Mar Jun SepJapan 16,083 16,227 16,543 16,450 16,227 16,903 16,706 Europe 3,424 3,026 3,147 3,063 3,026 3,013 3,047 Americas 2,503 2,314 2,297 2,279 2,314 2,325 2,348 Asia and Oceania1 6,855 6,619 6,667 6,606 6,619 6,673 6,756 Total 28,865 28,186 28,654 28,398 28,186 28,914 28,857311. Includes Powai office in India.

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